Office of Real Estate & Construction

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

February 15, 2023

Re:	Caltier Fund I LP

Offering Statement on Form 1-A

Filed November 14, 2022

File No. 024-12056

Ladies and Gentlemen:

On behalf of CalTier Fund I LP, I hereby request qualification of the above-referenced offering statement at 5:30pm, Eastern Time, on Friday, February 17, 2023, or as soon thereafter as is practicable.

Sincerely,

CalTier Fund I, LP

By: CalTier Inc., its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer

Cc:	Geoffrey Ashburne, Esq.

CrowdCheck Law LLP